

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2021

Kenneth A. Martinek
Chief Executive Officer
NorthEast Community Bancorp, Inc.
325 Hamilton Avenue
White Plains, NY 10601

> **Re: NorthEast Community Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 26, 2021**
> **File No. 333-253982**

Dear Mr. Martinek:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 2, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

The Conversion and Offering
Material Income Tax Consequences, page 131

1.   We note that you received an opinion from BDO USA, LLP regarding the New York income tax consequences of the conversion. If material, please disclose the state tax consequences of the conversion here, or advise. We also note that the Exhibit 8.2 opinion indicates there is a reference to BDO USA, LLP under this section, Material Income Tax Consequences, but we do not see that reference.

You may contact Marc Thomas at 202-551-3452 or Hugh West, Accounting Branch Chief, at 202-551-3872 if you have questions regarding comments on the financial statements

Kenneth A. Martinek
NorthEast Community Bancorp, Inc.
May 7, 2021
Page 2

and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance